UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Awarded a $6 Million WiMAX™ Contract by Costa Rica’s Incumbent Operator ICE. Dated December 16th , 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Awarded a $6 Million WiMAX™ Contract by Costa
Rica’s Incumbent Operator ICE

Alvarion to implement turnkey project with its leading Mobile WiMAX™ solution, enable advanced broadband service in San Jose and rural areas of Limon

Tel Aviv, Israel, December 16, 2008 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it was awarded a $6 million contract by ICE (Instituto Costarricense de Electricidad), Costa Rica’s leading incumbent operator for telecommunications and electricity. Under the terms of the agreement Alvarion will implement a turnkey project to provide advanced broadband services, deploying its 4Motion® solution with its WiMAX Forum Certified™ BreezeMAX® 2500 platform, and enabling ICE to enhance its network performance while providing customers with advanced means of communication.

The 802.16e network rollout, using the 2.5 GHz frequency band, is expected to commence in San Jose and the rural areas of Limon. As part of this turnkey project, Alvarion will provide ICE with thousands of CPEs (customer premises equipment), radio planning, system integration and configuration support, maintenance services at customer premises, training courses, and more. Telerad is Alvarion’s local partner for this project.

“We are eager to bring the advantages of WiMAX to the people of Costa Rica and look forward to working closely with ICE to increase adoption in the country,” said Tzvika Friedman, president and CEO of Alvarion. “Alvarion’s end-to-end solution will enable ICE to offer new broadband services while creating new revenue opportunities. We are committed to the growing market in Latin America and intend to leverage our vast experience in the region to offer exciting and innovative options for broadband communication.”

In order to shorten installation time and avoid copper cable theft, ICE will offer both residential and enterprise users high-quality voice and data services based on Alvarion’s advanced Mobile WiMAX technology. Ubiquitous coverage will enable ICE customers to enjoy a new broadband experience in both rural and urban areas.

About I.C.E Costa Rica

I.C.E is the market leader in Costa Rica for Telecommunications & Electricity with the best available technology in order to satisfy all clients’ requirements and guarantee the highest quality of service. For further information please visit www.grupoice.com.

About Alvarion

Alvarion is the largest WiMAX pure player ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.